NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



07072769

DIVISION OF
CORPORATION FINANCE

July 24, 2007

VIA FACSIMILE and U.S. Mail

Thomas B. Shropshire, Jr., Esq.
Linklaters LLP
One Silk Street
London EC2Y 8HQ
United Kingdom

RE: Cash Tender Offer by Rio Tinto plc for Alcan Inc.
Division of Market Regulation File No. TP 07-78

Dear Mr. Shropshire:

We are responding to your letter dated July 24, 2007 to Brian V. Breheny and Nicholas P. Panos in the Division of Corporation Finance and James A. Brigagliano in the Division of Market Regulation, as supplemented by telephone conversations with the staff. Your letter requests exemptive relief from Rule 14d-11, Rule 14d-11(e) and Rule 14e-5. Our response is attached to the enclosed photocopy of your letter to avoid having to recite or summarize the facts presented in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

Based on the representations in your letter, but without necessarily concurring in your analysis, the Commission hereby grants exemptions from:

- Rule 14d-11 under the Exchange Act. The exemption from Rule 14d-11 is granted to permit RT plc to keep the Subsequent Offering Period open until the earlier of either the completion of a Subsequent Acquisition Transaction or ten business days if the end date of such Subsequent Offering Period, as extended, would be later than 120 calendar days following the commencement of the Initial Offering Period.

- Rule 14d-11(e) under the Exchange Act. The exemption from Rule 14d-11(e) is granted to permit RT plc to take up and pay for Common Shares tendered during the Subsequent Offering Period within ten calendar days of the date the Common Shares are deposited under the Offer in accordance with Canadian tender offer law and practice.

- Rule 14e-5 under the Exchange Act. The exemption from Rule 14e-5 is granted to permit RT plc and the Prospective Purchasers to purchase or arrange to purchase Common Shares otherwise than pursuant to the Offer, subject to the conditions described herein.

In granting these exemptions, we considered the following facts, among others:

- The Offer is to be conducted in accordance with Canadian law, in particular the securities laws of the ten Provinces and three Territories of Canada (Canadian laws) as well as Sections 14(d) and 14(e) of the Exchange Act, and, except as otherwise exempted, Regulations 14D and 14E promulgated thereunder;

- Alcan, a company incorporated under the laws of Canada, is a foreign private issuer as defined in Rule 3b-4(c) under the Exchange Act;

- Any purchases of Common Shares by RT plc and the Prospective Purchasers will be made in Canada and subject to the Canadian laws and the rules and regulations of the TSX in addition to the applicable statutes, regulations and rules in the United States except as otherwise exempted herein by the Commission;

- The Subsequent Offering Period is being conducted in accordance with Canadian tender offer law and practice, including payment of the same consideration offered to security holders who tender in the Initial Offering Period;

- The additional time provided for in the Subsequent Offering Period is necessary to facilitate the Subsequent Acquisition Transaction pursuant to the laws of Canada; and

- The existence of the Memorandum of Understanding between the Commission and the Ontario Securities Commission, the Commission des valeurs mobilieres du Quebec and the British Columbia Securities Commission dated January 7, 1988.

The Commission hereby grants an exemption from Rule 14e-5 under the Exchange Act on the basis of your representations and the facts presented. The Commission grants this exemption from Rule 14e-5 under the Exchange Act to permit the Prospective Purchasers to purchase or arrange to purchase Common Shares otherwise than pursuant to the Offer, subject to the following conditions:

1. No purchases or arrangements to purchase Common Shares other than pursuant to the Offer, shall be made in the United States;

2. Disclosure of the possibility of purchases of Common Shares by the Prospective Purchasers, otherwise than pursuant to the Offer, shall be included prominently in the Offer and Circular Document;

3. In the event that the Prospective Purchasers purchase or make arrangements to purchase Common Shares at a price higher than the Offer Price, the Offer Price will be raised to the price paid for the Common Shares purchased otherwise than pursuant to the Offer;

4. The Prospective Purchasers shall disclose in the United States information regarding purchases of Common Shares to the extent that such information is made public in Canada pursuant to Canadian laws or the rules and regulations of the TSX;

5. The Prospective Purchasers shall comply with any applicable rules under Canadian law, including the rules and regulations of the TSX;

6. The Prospective Purchasers shall provide to the Division of Market Regulation ("Division"), upon request, a daily time-sequenced schedule of all purchases of Common Shares made by any of them during the Offer, on a transaction by transaction basis, including:

    a. size, broker (if any), time of execution, and price of purchase; and
    b. if not executed on the TSX, the exchange, quotation system, or other facility through which the purchases occurred;

7. Upon request of the Division, the Prospective Purchasers shall transmit the information as specified in paragraphs 6.a. and 6.b. above to the Division at its offices in Washington, D.C. within 30 days of its request;

8. The Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of termination of the Offer;

9. Representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to their records; and

10. Except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

The foregoing exemptions are based solely on your representations and the facts presented in your letter dated July 24, 2007 as supplemented by telephone conversations with the staff of the Commission. The relief granted is strictly limited to the application of these rules to the Offer. You should discontinue the Offer pending further consultation with the staff of the Commission if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 9(a), 10(b) and 14(e) of the Exchange Act and Rules 10b-5, and 14e-1(d) thereunder. The participants in the Offer must comply with these and any other applicable provisions of the federal securities laws. The Divisions of Corporation Finance and Market Regulation express no view with respect to any other questions that may be raised by the Offer, including, but not limited to the adequacy of disclosure concerning and the applicability of any other federal or state laws to, the Offer.

For the Commission,
By the Division of Corporation Finance,
Pursuant to delegated authority,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

For the Commission,
By the Division of Market Regulation
Pursuant to delegated authority,



James A. Brigagliano
Associate Director
Division of Market Regulation

Linklaters

One Silk Street
London EC2Y 8HQ
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tom.shropshire@linklaters.com

Mr. Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

Mr. Nicholas P. Panos
Special Counsel, Office of Mergers and Acquisitions
Division of Corporation Finance

Mr. James A. Brigagliano
Associate Director
Office of Trading Practices and Processing
Division of Market Regulation

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

July 24, 2007

Our Ref TBS

Cash Tender Offer by Rio Tinto plc for Alcan Inc.

Dear Messrs. Breheny, Panos and Brigagliano,

We are writing on behalf of Rio Tinto plc, a public limited company incorporated under the laws of England and Wales ("**RT plc**"), and Rio Tinto Limited, a limited company organized under the laws of Australia ("**RT Limited**", together with RT plc, the "**Rio Tinto Group**"). RT plc, directly or through a subsidiary, intends to make a recommended cash tender offer (the "**Offer**") for all the outstanding common shares (the "**Common Shares**") and common share purchase rights (together with the Common Shares, the "**Alcan Shares**") of Alcan Inc., a company organized under the laws of Canada ("**Alcan**"). The Rio Tinto Group announced the Offer on July 12, 2007 (the "**Announcement Date**") and the expected date of commencement is July 24, 2007 (the "**Commencement Date**").

In this letter, we respectfully request that the Securities and Exchange Commission (the "**Commission**") grant exemptive relief from (i) Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), so as to permit RT plc to keep the Subsequent Offering Period (as defined below) open for acceptance until the earlier of either the completion of a Subsequent Acquisition Transaction (as defined below), in accordance with Canadian law and practice, or ten business days[1] if the end date of such Subsequent Offering Period, as extended, would be later than 120 calendar days following the commencement of the Offer, (ii) Rule 14d-11(e) under the Exchange Act, to permit RT plc to take up and pay for or return Common Shares tendered during the Subsequent Offering Period (as defined below) in accordance with Canadian law and practice so that Common Shares tendered during the Subsequent Offering Period may be taken up and paid for within ten calendar days after being tendered rather than strictly in accordance with U.S. law and practice which would require a shorter take up and pay period, and (iii) Rule 14e-5 under the Exchange Act to permit purchases of, or arrangements to purchase, Common Shares (including securities immediately convertible into or exchangeable for such shares) by or on behalf of RT plc otherwise than pursuant to the Offer, in accordance with Canadian law and practice and subject to certain conditions set out in greater detail below.

Background

Alcan

Alcan is a leading global aluminum and packaging company headquartered in Montreal, Canada and is a "foreign private issuer" as defined in Rule 3b-4(c) under the Exchange Act. Alcan has operations in primary aluminum, fabricated aluminum as well as flexible and specialty packaging, aerospace applications, bauxite mining and alumina processing.

For the fiscal year ended December 31, 2006, Alcan had sales of US$23.6 billion and net income for the year of $US1.8 billion. Alcan employs almost 68,000 people globally, including its joint ventures, and has operating facilities in 61 countries and regions.

Alcan's Common Shares are registered with the Commission pursuant to Section 12(b) of the Exchange Act. Although Alcan is a foreign private issuer, it voluntarily files with the Commission periodic reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K. The Common Shares trade principally on the Toronto Stock Exchange (the "**TSX**") and the New York Stock Exchange (the "**NYSE**") (symbol: AL). The Common Shares are also admitted to the Official List (the "**Official List**") of the UK Listing Authority and are traded on the London Stock Exchange (the "**LSE**"), the SWX Swiss Exchange and Euronext Paris. The Common Shares are also traded on Euronext Brussels, in the form of certificates.

Rio Tinto Group

The Rio Tinto Group is one of the world's leading mining and exploration companies and is headquartered in London, England. Rio Tinto's business is finding, mining and processing mineral resources and its products include aluminum, copper, diamonds, energy products, gold, industrial minerals and iron ore. Its activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa. For the fiscal year ended December 31, 2006, Rio Tinto had gross sales revenue of US$25.4 billion and net earnings of US$7.4 billion.

Rio Tinto is composed of RT plc, based in the United Kingdom, and RT Limited, based in Australia. The two companies are managed as a single economic unit, even though both companies are

[1] The shareholder rights agreement, made as of December 14, 1989, amended on February 8, 1990 and March 5, 1990, approved by the Alcan Shareholders on April 26, 1990, amended and restated on March 2, 1995 and April 24, 1995, reconfirmed by the Alcan Shareholders on April 27, 1995, amended and restated on April 22, 1999, reconfirmed by the Alcan Shareholders on April 22, 2002 and amended and reconfirmed on April 28, 2005, between Alcan and CIBC Mellon Trust Company, as rights agent, (the "**Shareholder Rights Agreement**") requires that for any bid to be a "Permitted Bid", as defined therein, it must remain open for deposit and tender for at least ten business days following the announcement that more than 50% of the Voting Shares (as defined therein) held by Independent Shareholders (as defined therein) have been tendered and not withdrawn.

separate legal entities with separate share listings and share registrars. Each of RT plc and RT Limited is a foreign private issuer as defined in Rule 3b-4(c).

The ordinary shares of RT plc (the "**Plc Shares**") are admitted to the Official List and are traded on the LSE, and are also traded on Euronext Paris and Deutsche Börse. The Plc Shares and RT plc's American Depositary Receipts ("**ADRs**") are registered with the Commission pursuant to Section 12(b) of the Exchange Act and the ADRs trade on the NYSE (symbol: RTP).

The ordinary shares of RT Limited (the "**Limited Shares**") are listed on the Australian Securities Exchange and the New Zealand Stock Exchange. Although not admitted to the Official List, the Limited Shares are also traded on the London Stock Exchange. The Limited Shares do not trade on a national securities exchange in the United States and are not registered with the Commission.

Availability of MJDS and Tier II Exemptions

As described below, RT plc is unable to conclude that the MJDS Exemption or Tier II Exemption (each as defined below) is available in respect of the Offer.

The exemptive relief provided under the US-Canadian Multi-Jurisdictional Disclosure System pursuant to Rule 14d-1(b) under the Exchange Act (the "**MJDS Exemption**") is available for a tender offer for securities of a foreign private issuer incorporated or organized under the laws of Canada or any Canadian province or territory, if, among other things (i) less than 40 percent of the outstanding subject securities are held by US holders, as calculated in accordance with General Instruction I.A. to Rule 14d-102 under the Exchange Act, and (ii) the tender offer is subject to, and the bidder complies with, the laws, regulations and policies of Canada and/or any of its provinces or territories governing the conduct of the offer.

The exemptive relief provided by Rule 14d-1(d) under the Exchange Act (the "**Tier II Exemption**") is available for a tender offer for the securities of a subject company that is a foreign private issuer if, among other things, no more than 40 percent of the outstanding subject securities are held by US holders, as calculated in accordance with the Instructions to Rule 14d-1(c) and (d).

Based on Alcan's most recent Annual Report on Form 10-K filed with the Commission, as of March 31, 2007, Alcan had approximately 367.6 million Common Shares issued and outstanding (the "**Issued Share Capital**"). As a result of its discussions with Alcan, the Rio Tinto Group estimates that between 40-45 per cent of the Issued Share Capital are held by US holders. The Rio Tinto Group is not aware of any holders of Common Shares that hold ten percent or more of such shares.

Based on the foregoing, the Rio Tinto Group does not have a reasonable basis to believe that less than 40 percent of the Issued Share Capital is held by US holders and, consequently, does not currently believe it is able to rely on the MJDS Exemption in connection with the Offer. Similarly, the Rio Tinto Group cannot conclude that it is able to rely on the Tier II Exemption in connection with the Offer.[2]

As a result of the foregoing and to permit the global offer to comply with both Canadian and US tender offer rules, on behalf of the Rio Tinto Group, we respectfully request the relief described

[2] RT plc is unable to rely on either of the presumptions under the MJDS Exemption or the Tier II Exemption. The presumption under the MJDS Exemption would not be available since, based on trading volume figures published by the NYSE and the TSX, the aggregate trading volume of the Common Shares on the NYSE exceeded the aggregate trading volume on the TSX over both (a) the 12 calendar month period prior to July [20], 2007 (the latest practicable date prior to the date of this letter) and (b) the 12 calendar month period prior to the previously existing offer for Common Shares commenced by Alcoa, Inc. on May 7, 2007. The Tier II presumptions would not be available due to the facts that there is an agreement with Alcan and the Rio Tinto Group does not have a reasonable basis to conclude that less than 40 percent of Alcan's Issued Share Capital is held by or on behalf of US holders.

herein.[3] In particular, we believe that the relief requested herein is necessary to permit the making of the Offer since there are direct conflicts between U.S. and Canadian law and practice, specifically with respect to (i) the duration of any Subsequent Offering Period, (ii) the timing of any take up of, and payment for, the Common Shares during that period and (iii) the ability of the Prospective Purchasers (as defined below) to purchase or make arrangements to purchase the Common Shares otherwise than pursuant to the Offer.

Proposed Offer Structure[4]

RT plc is making an offer for the entire Issued Share Capital of Alcan. RT plc expects that the Offer will be made in cash and will be structured as a single offer made concurrently in Canada, the United States and such other jurisdictions where the Offer may be legally extended.

The Offer will be structured to comply with (i) Canadian law, in particular the securities laws of the ten Provinces and Three Territories of Canada, as well as the rules and regulations of the TSX and (ii) except as otherwise exempted, Sections 14(d) and 14(e) of the Exchange Act (including Regulations 14D and 14E promulgated thereunder). RT plc's primary objective in structuring the Offer is to allow for participation by holders of the Common Shares in Canada and the United States (the "**Alcan Shareholders**"), while complying with the generally applicable requirements in those jurisdictions to the greatest extent practicable. The offer document used in connection with the Offer and the circular required under Canadian law (together, the "**Offer and Circular Document**") will be prepared with a view to complying with the applicable rules and regulations of Canadian securities law and regulations and, except as otherwise requested herein, the Exchange Act. The Offer itself will be subject to several conditions, including a 66 $^{2}/_{3}$ percent minimum acceptance condition and a condition relating to obtaining any required Canadian, European and US antitrust clearances.

The Offer and Circular Document will be mailed to all holders of the Common Shares in Canada and the United States and will be made available through the relevant tender agent and information agent. The Offer will remain open for acceptance and withdrawal until the date that all conditions are satisfied or waived (the "**Initial Offering Period**"). The duration of the Initial Offering Period will not be less than 20 US business days from the Commencement Date. The Initial Offering Period may be extended for such additional period or periods as may be determined by RT plc and as required by Regulations 14D and 14E under the Exchange Act (subject to any exemptive relief granted herein) or Canadian securities law and regulations. In the event that the Offer has been declared wholly unconditional and the Initial Offering Period closed, following such closure, any shares validly tendered and not withdrawn will be immediately accepted and promptly paid for.

Notwithstanding the foregoing, following the close of the Initial Offering Period, RT plc will have the ability to extend the period for acceptance under the Offer by commencing a subsequent offering period (a "**Subsequent Offering Period**") during which Alcan Shareholders have the ability to tender any remaining Common Shares into the Offer. In the event that there is a Subsequent

[3] In footnote 41 to the Cross-Border Release, the Commission indicated that "[w]hen U.S. ownership is greater than 40 percent, the staff will consider relief on a case-by-case basis only when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction. Any relief would be limited to what is necessary to accommodate conflicts between the regulatory schemes and practices." *See, e.g.*, Barrick Gold Corporation Offer for NovaGold Resources Inc. (available October 10, 2006); and AstraZeneca PLC Offer for Cambridge Antibody Technology Group plc (available May 23, 2006).

[4] To the extent this letter summarizes propositions of Canadian law we have relied on advice from McCarthy Tetrault LLP, Canadian counsel to Rio Tinto. Please refer to the letter from McCarthy Tetrault LLP, dated July 24, 2007 enclosed herewith.

Offering Period, such period will remain open for at least ten business days[5] and may be further extended from time to time by RT plc. In accordance with Canadian law and practice, all Common Shares validly tendered during the Subsequent Offering Period will be accepted for payment and paid for within ten calendar days of the date of receipt.[6]

As permitted by Canadian securities law and regulations and in accordance with standard Canadian practice, as discussed further below, RT plc intends to keep the Subsequent Offering Period open at least until sufficient Common Shares have been acquired such that RT plc may complete an amalgamation, capital reorganization, share consolidation, statutory arrangement or other acquisition transaction (a "**Subsequent Acquisition Transaction**") for the purpose of enabling RT plc to acquire all Common Shares not acquired pursuant to the Offer. The foregoing notwithstanding, in no event shall it extend the Subsequent Offering Period longer than ten business days[7], if the end date of such Subsequent Offering Period, as extended, would be later than 120 days after the commencement of the Offer.

Exemptive Relief Requested

Rule 14d-11 under the Exchange Act

Pursuant to Rule 14d-11, a bidder may elect to provide a subsequent offering period from three US business days to 20 US business days during which tenders will be accepted if certain conditions are satisfied, but during which withdrawal rights are not required to be offered.

As noted above, under Canadian securities laws, during both an initial offering period and a subsequent offering period, as such terms are understood in US tender offer practice, a bidder is generally entitled to extend its offer from time to time. In particular, in the event that an offer has been declared wholly-unconditional and an initial offering period has closed, under standard Canadian practice, a bidder will exercise its right to extend the offer into a subsequent offering period during which target's shareholders will be entitled to tender into the offer any target shares not previously tendered, until the bidder becomes entitled to proceed with a Subsequent Acquisition Transaction.

Under Canadian law, a subsequent offering period must remain open for acceptance for at least ten calendar days, and may extend or be extended for such longer time as the bidder deems appropriate, provided that upon any extension, the period of extension is for no less than ten calendar days from the date of extension. In addition, target shareholders that deposit target shares during the subsequent offering period will be entitled to receive the same consideration as offered during the initial offering period and will have the right to withdraw such shares tendered during the first ten days of the subsequent offering period or any extension to the initial or subsequent offering period or until taken up after such ten day period lapses. In the context of the Offer, however, as discussed further below, RT plc will extend withdrawal rights to Alcan Shareholders who tender during the Subsequent Offering Period for the full duration of the Subsequent Offering Period.

RT plc's goal is, and will at all times remain, the acquisition of 100 percent ownership of Alcan. If RT plc completes the Offer but does not acquire 100 percent of Alcan, RT plc will acquire any Common Shares not tendered into the Offer through a Subsequent Acquisition Transaction. The

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[5] *See* footnote 1, *supra*, regarding the requirement in the Shareholder Rights Agreement that the Subsequent Offering Period remain open for at least ten business days.

[6] *See* Paragraph 11 of Section 95 of the Ontario Securities Act, "[a]ny securities deposited pursuant to the bid subsequent to the date on which the offeror first takes up securities deposited under the bid shall be taken up and paid for by the offeror within ten days of the deposit of the securities."

[7] *See* footnote 1, *supra*, regarding the requirement in the Shareholder Rights Agreement that the Subsequent Offering Period remain open for at least ten business days.

expectation of investors is that if the conditions are either satisfied or waived, additional Common Shares will be able to be tendered into the Offer during the Subsequent Offering Period.

As described above, offers in Canada are structured so as to keep the Subsequent Offering Period open for a period of time of at least ten calendar days, as required under Canadian securities law, and often longer than the 20 US business days provided for under Rule 14d-11, in order to achieve the 66 $^{2}/_{3}$ percent ownership threshold at which the bidder becomes entitled to proceed with a Subsequent Acquisition Transaction. Consequently, it is RT plc's intention that the Subsequent Offering Period will be extended, as permitted under Canadian securities law, to permit RT plc to proceed with a Subsequent Acquisition Transaction.[8] However, notwithstanding that Canadian law does not provide for a maximum period of time for the Subsequent Offering Period, RT plc will not keep the Subsequent Offering Period open longer than ten business days if the end date of such Subsequent Offering Period, as extended, would be later than 120 days after the commencement of the Offer, irrespective of whether it has been able to proceed with a Subsequent Acquisition Transaction. Should there be material or other required changes to the information published in the Offer and Circular Document during the Subsequent Offering Period, RT plc will amend the public disclosure related to the Offer in accordance with the provisions of the Exchange Act and Canadian law and ensure that such an amendment satisfies the requirements of Rule 14d-4 under the Exchange Act.

Once acquisition of 100 percent of the target has become inevitable, which for most Canadian companies occurs when a bidder acquires 66 $^{2}/_{3}$ percent of the target's shares on a fully diluted basis, it is more efficient for all stakeholders if the acquisition of minority shares can be completed in an expeditious manner. The Canadian market practice to extend bids in order to allow 90 percent or more of the target shares to be tendered fulfils the policy goals enshrined in Canadian takeover law, which benefit both shareholders and bidders and facilitate the cost-efficient operation of the capital markets.

These policy rationales underlying this aspect of Canadian takeover law are the same objectives the Commission found persuasive when adopting Rule 14d-11. If RT plc is not granted the requested relief, it will have a negative effect on minority shareholders who will be forced to wait longer to have their Common Shares acquired, even though that acquisition is inevitable. In addition, such constraints can be disruptive to market dynamics and directly conflict with the policy rationales of Canadian takeover law noted above and practice in the Canadian securities market.

We believe the structure of the Subsequent Offering Period that RT plc proposes to use, as previously described, furthers the purposes of Rule 14d-11 which are (i) to assist bidders in achieving the ownership thresholds at which the bidders become entitled to make a Subsequent Acquisition Transaction and (ii) to provide security holders an additional opportunity to tender into an offer, thus avoiding the delay and illiquid market that could result after the Offer and before a Subsequent Acquisition Transaction.

We are also of the view that the Canadian laws provide adequate protection to investors and afford greater protections in some respects than would otherwise be available if the Offer only complied with the requirements of the Exchange Act. In particular, we note that RT plc will voluntarily extend withdrawal rights to Alcan Shareholders who tender during the Subsequent Offering Period for the entirety of the Subsequent Offering Period, despite Rule 14d-7(a)(2) providing that such withdrawal rights need not be offered at all during the Subsequent Offering

[8] Any notice of extension would be made in accordance with applicable Canadian securities laws and Rule 14e-1(d) under the Exchange Act.

Period[9], subject to certain conditions, and Canadian law providing for withdrawal rights in only limited circumstances.[10]

As a result, RT plc seeks permission to allow the Subsequent Offering Period to remain open until the completion of a Subsequent Acquisition Transaction in accordance with Canadian securities law as stated above, but in no event would RT plc keep the Subsequent Offering Period open longer than ten business days if the end date of such Subsequent Offering Period, as extended, would be later than 120 days after the commencement of the Offer. We believe the relief requested is consistent with relief the staff has afforded to bidders in similar circumstances in the past.[11]

Rule 14d-11(e) under the Exchange Act

Pursuant to Rule 14d-11(e), a bidder may elect to provide a subsequent offering period if, amongst other things, the bidder immediately accepts and promptly pays for all securities as they are tendered during the subsequent offering period. Under Canadian securities laws, a bidder is entitled to a period of up to ten calendar days to take up and pay for shares tendered during a subsequent offering period.

Given that the purpose of Rule 14d-11(e) is to facilitate "prompt payment," we submit that allowing take-ups and payment of shares within ten calendar days of the tender of shares during the Subsequent Offering Period appropriately protects the interests of Alcan Shareholders in that their Common Shares will always be taken up and paid for within ten days of the date that they are validly tendered. Additionally, we believe that the relief requested is consistent with relief from Rule 14d-11(e) provided in prior letters[12]. We also reiterate, as noted above, that RT plc will voluntarily extend withdrawal rights to Alcan Shareholders who tender during the Subsequent Offering Period for the entirety of the Subsequent Offering Period irrespective of its ability to extinguish such rights as noted above.

Based on the foregoing, exemptive relief from Rule 14d-11(e) is respectfully requested to allow RT plc to take up and pay for Common Shares in accordance with the securities laws and practice of its home jurisdiction, Canada.

Rule 14e-5 under the Exchange Act

Under Canadian laws an offeror is permitted, in limited circumstances, to purchase during a tender offer securities of the subject company. Such purchases are permitted from the third business day following the commencement date of the offer until the expiration of the offer, but are limited to five percent in aggregate of the outstanding securities as of the commencement date. In addition, Canadian law requires that all purchases be made as normal market purchases through the TSX.

Canadian laws require that the offeror disclose the intention to make such purchases in its offering documents and also requires the offeror to issue and file a press release with the relevant exchange or regulatory commissions at the close of each day on which securities have been

[9] We do note that in circumstances where withdrawal rights may be sought to be extinguished, Section 14(d)(5) of the Exchange Act provides that tendering shareholders may withdraw their previously tendered Shares at any time after 60 days after the commencement of the Offer if such Shares have not been accepted for payment and paid for.

[10] *See, e.g.*, Section 95.4 of the Ontario Securities Act which provides that withdrawal rights are only available to shareholders during the Subsequent Offering Period until the later of (i) ten days after the announcement of the Subsequent Offering Period, any extension to it, and certain material changes to the Offer and (ii) the time that such tendered Shares are taken up by the bidder.

[11] *See* Barrick Gold Corporation Offer for NovaGold Resources Inc. (available October 10, 2006); Teck Cominco Ltd Offer for Inco Limited (available June 21, 2006); and Barrick Gold Corporation Offer for Placer Dome Inc. (available January 19, 2005).

[12] *See* Barrick Gold Corporation Offer for NovaGold Resources Inc. (available October 10, 2006); Teck Cominco Ltd Offer for Inco Limited (available June 21, 2006); AstraZeneca PLC Offer for Cambridge Antibody Technology Group plc (available May 23, 2006); and Barrick Gold Corporation Offer for Placer Dome Inc. (available January 19, 2005).

purchased. The news release will disclose, among other things, the purchaser, the number of securities purchased by the purchaser on that day, the highest price paid by the purchaser for securities purchased on that day, the average price paid for the securities purchased by the purchaser through the facilities of the TSX during the currency of the offer, and the total number of securities owned by the purchaser as of the close of business of the TSX on that day.

Subject to certain exceptions, Rule 14e-5 prohibits a covered person from directly or indirectly purchasing or arranging to purchase any securities to be acquired in a tender offer for equity securities or any securities immediately convertible into, exchangeable for or exercisable for such securities, except as part of the tender offer. This prohibition applies from the time the offer is publicly announced until it expires. Rule 14e-5 defines a covered person as (i) the offeror and its affiliates, (ii) the offeror's dealer-managers and any of their respective affiliates, (iii) any advisers to the parties described in (i) and (ii) above whose compensation is dependent on the completion of the offer and (iv) any person acting in concert either directly or indirectly with any of the foregoing in connection with any purchase or arrangement to purchase any subject securities or any related securities. Purchases of Common Shares by RT plc or other covered persons acting for the account or benefit of the Rio Tinto Group outside the Offer would not fall within any of the excepted activities specifically outlined in Rule 14e-5. Accordingly, in the absence of exemptive relief, such purchases would be prohibited after the public announcement of the Offer.

The Commission has enumerated certain factors that it considers important in ruling on a Rule 14e-5 exemption request, including (i) the degree of ownership of the target by US holders, (ii) whether the offer will be made to US holders on an equal basis to non-US holders, (iii) whether the consideration will be cash or securities, (iv) the nature of the foreign regulation to which the offer is subject and (v) whether the principal trading market for the target's securities is outside the United States.

In the context of the Offer, we believe that (i) despite the MJDS Exemption and Tier II Exemption not being available, the level of US shareholdings is not inconsistent with levels noted in prior letters requesting relief from Rule 14e-5[13], (ii) the Offer will be made on the same basis to US and non-US holders of Common Shares, (iii) the consideration will consist entirely of cash and (iv) the Canadian Securities Regulatory Authorities will share regulatory authority over the Offer and it will be fully regulated under Canadian law. Although the volume of trading in Common Shares across the NYSE has been higher than the TSX, no purchases or arrangements to purchase would be made in the United States or with US holders and any purchases would be made in accordance with Canadian law and the rules and regulations of the TSX.

We believe that the protections afforded under Canadian law, the rules and regulations of the TSX and the conditions attached to any exemptive relief from the provisions of Rule 14e-5 will provide adequate protection to investors in the context of the Offer, including ensuring that the highest price paid for any purchase of Common Shares outside the Offer will be the same price offered to all Alcan Shareholders in the Offer.[14]

Based on the foregoing, exemptive relief is respectfully requested from the provisions of Rule 14e-5 in order to permit, from the date of the grant of exemptive relief, as permitted by Canadian laws, Rio Tinto Group and any adviser, broker or other financial institution acting as its agent (the

[13] *See* Barrick Gold Corporation Offer for NovaGold Resources Inc. (available October 10, 2006); and AstraZeneca PLC Offer for Cambridge Antibody Technology Group plc (available May 23, 2006).

[14] *See* Section 97 of the Ontario Securities Act, which provides that if during the pendency of a tender offer a collateral agreement is entered into which raises the value of the consideration offered to a shareholder such that all shareholders are not offered identical consideration in the tender offer, the offeror must raise the value of the consideration paid to all shareholders whose shares were taken up in the offer, even if the take up precedes the increase in consideration value.

"**Prospective Purchasers**") to purchase Common Shares outside the Offer that would otherwise be prohibited by Rule 14e-5, subject to the following conditions:

(a) no purchases or arrangements to purchase Common Shares, otherwise than pursuant to the Offer, will be made in the United States;

(b) disclosure of the possibility of such purchases by the Prospective Purchasers, otherwise than pursuant to the Offer, will be included prominently in the Offer and Circular Document;

(c) the Prospective Purchasers shall disclose in the United States information regarding such purchases to the extent such information is made public in Canada pursuant to Canadian law and regulations or the rules and regulations of the TSX;

(d) any purchases or arrangements to purchase Common Shares by the Prospective Purchasers will be subject to, and shall comply with, any applicable securities laws and regulations in Canada, including the rules and regulations of the TSX, and the United States (except as otherwise exempted by the Commission);

(e) in the event that the Prospective Purchasers purchase or make arrangements to purchase Common Shares at a price higher than the Offer Price, the Offer Price will be raised to the price paid for the Common Shares purchased otherwise than pursuant to the Offer;

(f) upon request of the Division of Market Regulation (the "**Division**"), the Prospective Purchasers shall disclose to it a daily time-sequenced schedule of all purchases of Common Shares made by any of them during the Offer on a transaction-by-transaction basis, including: (i) a description of the size, broker (if any), time of execution and purchase price; and (ii) if not executed on the TSX, the exchange, quotation system or other facility through which the purchase occurred;

(g) upon request of the Division, the Prospective Purchasers shall transmit the information specified in clauses (f)(i) and (f)(ii) above to the Division at its offices in Washington, D.C. within 30 days of its request;

(h) the Prospective Purchasers shall retain all documents and other information required to be maintained pursuant to this exemption for a period of not less than two years from the date of the termination of the Offer;

(i) representatives of the Prospective Purchasers shall be made available (in person at the offices of the Division in Washington, D.C. or by telephone) to respond to inquiries of the Division relating to such records; and

(j) except as otherwise exempted herein, the Prospective Purchasers shall comply with Rule 14e-5.

In addition, we note that the United States and certain securities regulatory authorities in Canada have entered into a multilateral information sharing agreement dated January 7, 1988.

In the context of the Offer, we believe the relief requested under Rule 14e-5 is consistent with relief the Staff has afforded to offerors in similar circumstances in the past. [15]

[15] Rio Tinto believes the exemptive relief it is requesting with respect to Rule 14e-5 is consistent with the relief granted by the Commission in: Barrick Gold Corporation Offer for NovaGold Resources Inc. (available October 10, 2006) and AstraZeneca PLC Offer for Cambridge Antibody Technology Group plc (available May 23, 2006).

Requested Exemptive Relief and Confirmation

Based on the foregoing, we respectfully request that the Commission grant exemptive relief from (i) Rule 14d-11 under the Exchange Act, so as to permit RT plc, under certain circumstances, to keep the Subsequent Offering Period open for acceptance until the earlier of either the completion of a Subsequent Acquisition Transaction, in accordance with Canadian law and practice, or ten business days if the end date of such Subsequent Offering Period, as extended, would be later than 120 days following the commencement of the Offer, (ii) Rule 14d-11(e) under the Exchange Act, to permit RT plc to take up and pay for or return Common Shares tendered during the Subsequent Offering Period in accordance with Canadian law and practice so that Common Shares tendered during the Subsequent Offering Period may be taken up and paid for within ten calendar days after being tendered rather than strictly in accordance with U.S. law and practice which would require a shorter take up and pay period, and (iii) Rule 14e-5 under the Exchange Act to permit purchases of, or arrangements to purchase, Common Shares (including securities immediately convertible into or exchangeable for such shares) by or on behalf of RT plc otherwise than pursuant to the Offer, subject to certain conditions set out in greater detail below.

* * * * *

On behalf of the Rio Tinto Group, we respectfully request that the Commission issue the requested exemptive relief and confirmation as soon as practicable. If you require any further information or have any questions, please contact the undersigned at 011 44 20 7456 3223 or via e-mail at tom.shropshire@linklaters.com.

Yours sincerely,

Thomas B. Shropshire, Jr. /rbr

Thomas B. Shropshire, Jr.

Enc.

cc: Paul Dudek, Chief, Office of International Corporate Finance
Securities and Exchange Commission

Sandra Walker, Senior Solicitor
Rio Tinto plc

Owen Johnson, Esq. and René Sorell, Esq.
McCarthy Tétrault LLP

END